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SEC FILE NUMBER
8-50128

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: State Farm VP Management Corp.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

MAR 20 2024
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One State Farm Plaza, B-1
(No. and Street)

Bloomington	IL	61710-0001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Hintz	(309) 735-1521	scott.hintz.sf1h@statefarm.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

One North Wacker Dr.	Chicago	IL	60606-2807
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Hintz, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of State Farm VP Management Corp., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
JESSICA S. CONNOUR
NOTARY PUBLIC - STATE OF ILLINOIS
My Commission Expires May 31, 2026

Notary Public

Signature:

Title: VP-Financial & Secretary

SEC
MAR 20 2024
Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

State Farm VP Management Corp.
Index
December 31, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of State Farm VP Management Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of State Farm VP Management Corp. (the "Company") as of December 31, 2023, and the related statements of operations, of changes in stockholder's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Restatement of Previously Issued Financial Statements and Supplemental Information

As discussed in Note 2 to the financial statements, the Company has restated its 2022 financial statements and 2022 Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission to correct misstatements. As the prior period 2022 financial statements have not been presented herein, the restatement has been effected as an adjustment to stockholder's equity as of January 1, 2023. As the prior period 2022 Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has not been presented herein, the 2022 restatement has been effected by way of disclosure in Note 2 of these financial statements.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

pwc

Supplemental Information

The accompanying Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Customer Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2023 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Chicago, Illinois
March 14, 2024

We have served as the Company's auditor since 1999.

State Farm VP Management Corp.
Statement of Financial Condition
December 31, 2023

		December 31, 2023
Assets		
Cash and cash equivalents	$	77,880,670
Deposit with clearing broker		562,189
Receivable from clearing broker		6,327,470
Receivables for distribution fees		1,683,254
IRA fee receivable		4,356,573
Prepaid expense		1,432,149
Intangible assets, net of amortization		4,893,997
Other assets and receivables		545,061
Deferred tax assets, net		18,289,379
Total assets	**$**	**115,970,742**
Liabilities and Stockholder's Equity		
Liabilities		
Payable to affiliates, net	$	29,215,461
Payable to affiliate for commissions		4,352,414
Payable to clearing broker		100
Deferred consideration from vendor and other liabilities		9,714,761
Total liabilities	**$**	**43,282,736**
Stockholder's equity		
Common stock, $1 par value; 20,000 shares authorized, 10,000 shares issued and outstanding	$	10,000
Additional paid-in capital		454,690,000
Accumulated deficit		(382,011,994)
Total stockholder's equity		**72,688,006**
Total liabilities and stockholder's equity	**$**	**115,970,742**

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.
Statement of Operations
Year Ended December 31, 2023

		Year Ended December 31, 2023
Revenue		
Distribution fees		
Mutual Funds	$	36,670,456
529 Plans		2,483,138
Variable Products		29,656,001
IRA fee revenue		5,877,838
Dividend and interest income		2,660,935
Other income		929,472
Total revenue	**$**	**78,277,840**
Expenses		
Commissions		
Mutual Funds	$	20,411,176
529 Plans		1,526,261
Variable Products		29,656,001
Salaries and benefits		28,150,862
Clearing broker fees		7,268,507
Advertising and marketing		3,342,311
General and administrative and other		5,127,231
Other allocated shared company expenses		1,030,980
Regulatory fees		2,234,058
Systems support and maintenance		3,645,838
Office equipment and rent		4,600,075
Agency incentives and bonuses		2,024,622
Total expenses	**$**	**109,017,922**
Income (loss) before income taxes		**(30,740,082)**
Income tax expense (benefit)		(6,359,696)
Net income (loss)	**$**	**(24,380,386)**

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2023

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2023, as restated (See Note 2)	$ 10,000	$ 407,190,000	$ (357,631,608)	$ 49,568,392
Contribution of capital from parent		47,500,000		47,500,000
Net income (loss)	—	—	(24,380,386)	(24,380,386)
Balance at December 31, 2023	$ 10,000	$ 454,690,000	$ (382,011,994)	$ 72,688,006

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.
Statement of Cash Flows
Year Ended December 31, 2023

		Year Ended December 31, 2023
Cash flows from operating activities		
Net income (loss)	$	(24,380,386)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Amortization of capitalized software development costs		1,182,051
Amortization of deferred consideration from vendor		(1,428,571)
Net (increase)/decrease in assets:		
Net deferred taxes		(7,422,511)
Deposit with clearing broker		37,811
Receivables for distribution fees		282,668
Receivable from clearing broker		7,585,891
IRA fee receivable		348,621
Other assets and receivables		(194,802)
Prepaid expense		(184,604)
Net increase/(decrease) in liabilities:		
Payable to affiliates		3,318,980
Payable to affiliate for commissions		(64,508)
Payable to clearing broker		(1,420,505)
Other liabilities		1,136,236
Net cash provided by (used in) operating activities	$	(21,203,629)
Cash flows from investing activities		
Capitalization of software development costs		(793,736)
Net cash provided by (used in) investing activities	$	(793,736)
Cash flows from financing activities		
Contribution from SFIMC		47,500,000
Net cash provided by (used in) financing activities	$	47,500,000
Net (Decrease)/Increase in cash and cash equivalents	$	25,502,635
Cash and cash equivalents		
Beginning of year		52,378,035
End of year	$	77,880,670
Cash paid (received) during the year for taxes	$	(5,350,242)

The accompanying notes are an integral part of these financial statements.

1. General Information

State Farm VP Management Corp. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company's designated self-regulatory organization is the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of State Farm Investment Management Corp. ("SFIMC"). On September 12, 2023, the Board of State Farm Mutual Automobile Insurance Company ("SFMAIC") authorized the transfer of SFIMC to State Farm Life Insurance Company ("SFL" and "Parent"). SFIMC is now wholly owned by SFL.

The Company has a clearing broker agreement with Pershing, LLC ("Pershing"). Under the agreement, Pershing agrees to provide services to accounts introduced by the Company including, but not limited to executing, clearing and settling securities transactions, performing cashiering functions and maintaining books and records. Through this arrangement, the Company sells third party mutual funds, primarily to retail customers.

The Company had a clearing broker agreement with RBC Correspondent Services ("RBC") until December 2, 2022. Management terminated this contract and has since transitioned a majority of the accounts to Pershing. The Company has agreed to retain RBC's service until all remaining accounts have been closed.

The Company offers the State Farm 529 Savings Plan (the "State Farm Plan"). The State Farm Plan is one of four college savings plans issued by the Nebraska Educational Savings Plan Trust (the "Trust") and administered by the Nebraska State Treasurer. Union Bank & Trust ("UB") serves as the program manager for the Trust and Northern Trust Securities, Inc ("NT") is the primary distributor of the Trust. The Nebraska Investment Council is responsible for the investment of money in the Trust and the selection of investment options in the State Farm Plan. UB also serves as the record keeper for the plan and collects sales charges, 12b-1 fees and other fees that are payable by the investment options available to the plans in connection with the sale of such investment options and to remit the fund fees to the Company.

The Company offers small business retirement plans in the form of third-party mutual funds to businesses with SEP, SIMPLE or 401K retirement plan options. The Company has an agreement with Ascensus LLC ("Ascensus"). Under the agreement, Ascensus has agreed to provide recordkeeping and administrative services for small business retirement plans, which are sold or referred by individuals who are registered representatives of and authorized by State Farm VP Management Corp. In connection with this arrangement, Ascensus Financial Services, LLC ("AFS"), an affiliate of Ascensus, has agreed to collect sales charges, 12b-1 fees and other fees that are payable by the investment options available to the plans in connection with the sale of such investment options and to remit the fund fees to the Company.

The Company has a distribution agreement with SFL and State Farm Life and Accident Assurance Company ("SFLAAC"), which are wholly owned subsidiaries of SFMAIC, to sell variable annuity and variable life products. These entities are considered related parties to the Company. The Company ceased distribution of new variable annuities and variable life products for SFL and SFLAAC in 2008; however, the Company has continued to service these variable annuities and variable life products.

The Company, Insurance Placement Services, Inc. ("IPSI"), and Jackson National Life Insurance Company ("JNL") have an agreement to sell and distribute variable life and annuities contracts issued by JNL. IPSI is a licensed insurance agency that is a wholly owned subsidiary of SFMAIC.

IPSI is considered a related party to the Company. The Company sells and services these products through its registered representatives.

2. Restatement

In conjunction with the preparation of the 2023 financial statements, Management identified errors in the previously-issued financial statements for the year ended December 31, 2022. The errors related to revenue and expense accruals that were not properly recorded as of December 31, 2022 resulted in an increase of $2,748,222 on Stockholder's equity. Management evaluated the impact to the previously issued financial statements and concluded that the impact of the errors was material. As a result, management has elected to restate previously issued financial statements which are not presented herein. As the prior period financial statements have not been presented herein, the restatement has been effected as an adjustment to stockholder's equity as of January 1, 2023. The impact of the errors on the financial statements for the year ended December 31, 2022 is shown in the table below.

	As previously reported	Adjustment	As restated
Statement of Financial Condition			
Assets			
Receivables for distribution fees	$ 1,720,488	$ 245,434	$ 1,965,922
IRA fee receivable	$ —	$ 4,705,194	$ 4,705,194
Deferred tax assets, net	$ 11,482,799	$ (615,931)	$ 10,866,868
Liabilities			
Payable to affiliates, net	$ 24,555,439	$ 1,341,041	$ 25,896,480
Payable to affiliate for commissions	$ 4,171,489	$ 245,434	$ 4,416,923
Stockholder's equity	$ 46,820,170	$ 2,748,222	$ 49,568,392
Statement of Operations			
Revenue			
IRA fee revenue	$ —	$ 4,705,194	$ 4,705,194
Distribution fees - Variable Products	$ 27,249,067	$ 245,434	$ 27,494,501
Expenses			
General and administrative and other	$ 3,367,486	$ 1,113,066	$ 4,480,552
Commissions - Variable Products	$ 27,249,067	$ 245,434	$ 27,494,501
Regulatory fees	$ 2,153,475	$ 113,366	$ 2,266,841
Income (loss) before income taxes	$ (35,142,476)	$ 3,478,762	$ (31,663,714)
Income tax expense (benefit)	$ (7,365,545)	$ 730,540	$ (6,635,005)
Total stockholder's equity	$ 46,820,170	$ 2,748,222	$ 49,568,392

2. Restatement – continued

The table below presents amounts from the 2022 Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as originally filed, adjustments made, and restated amounts:

	As previously reported	Adjustment	As restated
SUPPLEMENTAL INFORMATION Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission			
Total stockholder's equity	$ 46,820,170	$ 2,748,222	$ 49,568,392
Less: Non-allowable assets	$ 19,024,958	$ 4,074,919	$ 23,099,877
Less: Haircuts on securities	$ 1,007,578	—	$ 1,007,578
Net capital	$ 26,787,634	$ (1,326,697)	$ 25,460,937
Aggregate indebtedness ("AI")	$ 30,511,773	$ 1,586,475	$ 32,098,248
Minimum net capital requirement (greater of 6 2/3% of AI or $50,000)	$ 2,034,119	$ 105,764	$ 2,139,883
Net capital in excess of required amount	$ 24,753,515	$ (1,432,461)	$ 23,321,054

Other than the adjustments noted above, there are no material differences between the above information for determination of net capital requirements and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2022, as amended on February 22, 2023.

3. Significant Accounting Policies

The financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP). Significant accounting policies include:

a. Cash and cash equivalents represent highly liquid investments with original maturities of ninety days or less. Substantially all cash balances are invested in money market funds.

b. Deposit with clearing broker represents an amount required to be placed in a deposit account by a contractual clearing agreement with Pershing and RBC to ensure continued services.

c. Certain costs incurred in connection with internal use of software projects are capitalized and amortized over their estimated useful lives (generally a five-year period) using the straight-line method. The capitalized cost and amortized amounts are as follows:

Intangible Assets - Software Development Costs

	As of December 31, 2023	
	Net Carrying Amount	Current Year Amortization
Amortized intangible assets		
Software development costs	$ 4,893,997	$ 1,182,051
Total	$ 4,893,997	$ 1,182,051

3. Significant Accounting Policies – continued

d. Fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. A three-tier hierarchy is used to classify fair value measurements for disclosure purposes. The three-tier hierarchy of inputs is summarized in three broad levels as follows:

- Level 1 - Unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities.

- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, quoted prices for similar instruments in active markets, interest rates, yield curves and credit spreads. For assets or liabilities with a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3 - Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available. These inputs, based on the best information available in the circumstances, would include reasonably available information about the assumptions that a market participant would use in valuing the asset or liability and might include the Company's own data.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3. The company has no Level 3 investments in 2023. The inputs used to measure the fair value of an asset or liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Assets measured at fair value on a recurring basis are summarized below:

	Level 1	Level 2	Level 3	Total 12/31/2023
Money Market Funds	$75,882,922	-	-	$75,882,922

Level 1 Measurements:

Level 1 assets include actively traded short-term money market mutual funds valued at quoted net asset value.

The Company recognizes transfers between levels at the end of the reporting period. There were no transfers between levels for 2023.

e. Per the guidance outlined in ASC 606 the Company classifies its revenue into the following categories:

Distribution fees. The Company enters into arrangements with fund companies to distribute shares to investors and also with insurance companies to distribute variable products. The Company has distribution and selling agreements with BlackRock Investments, LLC (BRIL) and American Funds (AF), as well as a distribution and selling contracts for small business retirement plans with Ascensus and for 529 products with UB, the Trust, NT, Nebraska State

3. Significant Accounting Policies – continued

Treasurer and Nebraska Investment Council for solicitation, sales and marketing services. The Company also has agreements to sell variable annuity and variable life products with SFL, SFLAAC, IPSI and JNL. The Company believes that one of its performance obligations is the sale of securities to investors and as such this is fulfilled on the trade date. The Company also believes that it completes servicing performance obligations relating to the funds which is fulfilled over time. Fixed amounts are recognized at a point in time, usually on the trade date, and variable amounts are recognized over time, to the extent that is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future point in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and investor activities are known, which are usually monthly, or quarterly.

In accordance with the policy described above, for the year ended December 31, 2023, revenue related to fixed commission recognized at a point in time was $37,335,137. The portion of the distribution fee recognized in the current period due to variable commission constraint related to performance obligations that were satisfied in prior periods is $31,474,458.

As of December 31, 2023, and December 31, 2022, receivables related to revenue from contracts with customers amounted to $1,151,788 and $1,437,059, respectively.

IRA fee revenue. The Company services a number of Investment Retirement Accounts (IRA) through its clearing broker, Pershing on a daily basis, and charges a fee annually to any accounts maintaining a balance below $150,000. The Company believes the performance obligation for providing these account maintenance services is satisfied once the customer account has been serviced because the customer is receiving and consuming the benefits as they are provided, however it is not recognized until it is probable that a significant reversal will not occur once the uncertainty is resolved. The uncertainty is dependent on the value of the assets within the account at a future point in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside of the Company's influence. The Company does not believe that it can overcome this constraint until the market value of the account and investor activities are known, which occurs annually. Therefore, these fees are not recognized until the period in which the charge is determined it will be made to the account, as that is when the performance obligation has been met, and the uncertain factors become known.

As of December 31, 2023, and December 31, 2022, receivables for IRA fee revenue amounted to $4,356,573, and $4,705,194, respectively.

Dividend and interest income. The Company earns dividend income from its investment in a money market fund, which is recorded when earned. The Company also earns interest income on the deposit at clearing broker, Pershing, which is recorded when earned.

Other income. The Company enters into agreements where the Company agrees to perform distribution and marketing activities. For performance obligations and compensation information, refer to *Distribution Fees*.

The Company receives monthly remuneration from the Dreyfus bank sweep program, Dreyfus Insured Deposits Product E ("DIDE"). The amount of remuneration received by the Company is based on the available cash balance of customer accounts that invest in the DIDE product.

3. Significant Accounting Policies – continued

Other income includes fees pursuant to an agreement with BlackRock Advisors LLC (BAL). Fees are earned as services are provided and are based on an annual rate of 7 basis points of the average daily net asset value of the applicable share class position in eligible funds.

Deferred consideration from vendor and other liabilities. In 2022, Pershing provided the Company with $10 million to assist with RBC conversion costs. Per the guidance in ASC 705, the Company accounted for the $10 million from Pershing as deferred consideration from a vendor. The Company will recognize the $10 million on a straight-line basis monthly over the life of the 7 year contract with Pershing. That recognition began in October 2022 which was the month of the first new brokerage account being opened on the Pershing brokerage platform. As of December 31, 2023, the Company currently has $8.2 million of deferred consideration from Pershing that will be recognized over the remaining life of the contract. In addition, the Company also has additional other liabilities for customer remediation activities and accruals for invoices payable.

f. Commission expenses are recorded when incurred on distribution fees. Commissions paid to registered representatives on these products are based on the respective commission schedules.

Under the sales and servicing agreement with SFL and SFLAAC, the Company pays the commission expense on the variable annuities and variable life insurance products to the registered representative in the form of commissions and incentives/bonuses expense, generating a zero net income effect in the Company's Statement of Operations.

A similar sales and servicing agreement exists with IPSI where the Company pays the commission expense on the sales of JNL variable annuity and variable life products to the registered representative, which also generates a zero net income effect in the Company's Statement of Operations.

g. The Company files a consolidated federal income tax return with the following companies:

State Farm Mutual Automobile Insurance Company
State Farm Fire and Casualty Company
State Farm General Insurance Company
State Farm Life Insurance Company
State Farm Life and Accident Assurance Company
State Farm Health Insurance Company
State Farm Lloyds
State Farm Indemnity Company
State Farm Guaranty Insurance Company
State Farm Florida Insurance Company
State Farm International Services, Inc.
State Farm Lloyds, Inc.
State Farm Investment Management Corp.
State Farm International Holding Company
Insurance Placement Services, Inc.
State Farm Realty Investment Company
Oglesby Reinsurance Company
Dover Bay Specialty Insurance Company
HiRoad Assurance Company
State Farm Classic Insurance Company
State Farm Specialty Insurance Company
GAINSCO, Inc.

3. Significant Accounting Policies – continued

MGA Insurance Company, Inc.
MGA Agency, Inc.
National Specialty Lines, Inc.
GAINSCO Auto Insurance Agency, Inc.
GAINSCO Service Corp.

The Company records federal tax accounts in accordance with the tax agreement with SFMAIC. The method of allocation for the federal current tax accounts, including deferred tax assets related to tax credit or loss carryovers ("tax attributes"), is based upon the Company's contribution to the consolidated tax liability, with current credit for losses. The method of allocation for the deferred tax accounts, excluding tax attributes but including any required valuation allowance, is based on the Company's contribution to the consolidated temporary difference for each item giving rise to a deferred tax asset or liability. Intercompany federal income tax balances are settled as follows: 1) intercompany federal income tax recoverables and payables which relate to the current tax year will be settled within ninety (90) days of the balance sheet date and within thirty (30) days of the due date of the consolidated federal tax return without and with extension; 2) any refunds of federal income tax will be settled within thirty (30) days of receipt of the refund; and 3) any payments of federal income tax due will be settled within thirty (30) days of payment of the tax due.

The Company allocates state income tax expense under the hypothetical separate company basis in consolidated or combined filings in accordance with the tax agreement with SFMAIC and affiliates. The agreement ensures each company in the group incurs tax expense based on its individual performance without regard to the performance of other affiliates in the filing.

Applying the separate entity approach, the realization of the state deferred tax assets considers all positive and negative evidence regarding separate entity future state taxable income in determining whether it is more likely than not that the state deferred tax asset will be realized as stated. Significant uncertain tax positions are considered under a two-step approach which includes a recognition component based upon the merits of the technical position and a measurement component related to the recognized tax benefit. The difference between the benefit recognized and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit (UTB).

The Company recognizes income tax-related interest and penalties, if applicable, within the income tax provision. The Company has not recorded a UTB as of December 31, 2023. Management is not aware of any tax positions for which it is reasonably possible that the total amounts of UTB will significantly change in the next twelve months. The Company files a federal consolidated income tax return with SFMAIC and its affiliates. The Company is subject to near continuous examination by the IRS. Tax years prior to 2013 are closed to further examination.

h. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

i. SFMAIC and its affiliates currently provide post-career benefits in the form of health care and life insurance. Eligible former employees, eligible former agents and their eligible dependents currently may participate in these plans. The Company is allocated a portion of the total post-

3. Significant Accounting Policies – continued

career benefits provided by SFMAIC and its affiliates. The Company has no direct legal obligation for the benefits under the plan.

The Company's share of the net post-career benefit cost for the year ended December 31, 2023 was $(222,643). This expense includes paid benefits, the expected cost of the potential health care and life insurance benefits for newly eligible post-career associates, interest cost and amortization of the transition obligation. This is recognized as part of Salaries and Benefits expense in the Statements of Operations.

At December 31, 2023, the Company's share of the unfunded post-career benefit obligation attributable to the potential health care and life insurance benefits for post-career associates was $13,677,805. This is recognized as part of the Payable to affiliates in the Statements of Financial Condition.

j. The Company accounts for credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company assessed the impact of this accounting standard on receivable from clearing broker, receivables for distribution fees, and other assets and receivables. The Company has been receiving payments for these receivables from its counterparties on a timely basis, and continually reviews the credit quality of its counterparties and has not experienced a default. As of December 31, 2023, an allowance for credit losses on receivable from clearing broker, receivables for distribution fees, and other assets and receivables was not necessary.

4. Income Taxes

Components of the income tax benefit are as follows:

		2023
Current income tax expense (benefit)		
Federal	$	1,046,139
State		16,676
		1,062,815
Deferred income tax expense (benefit)		
Federal		(7,436,344)
State		13,833
		(7,422,511)
Net income tax expense	$	(6,359,696)

Deferred income taxes result from differences between the amount of assets and liabilities as measured for income tax return and for financial reporting purposes. The significant components of the deferred tax assets and liabilities at December 31, are as follows:

		2023
Deferred tax assets		
Agency deferred compensation	$	149,136
Accrued supplemental retirement benefit		735,876

4. Income Taxes – continued

Accrued PTO expense		673,827
Operating losses carried forward for state income taxes, net of federal benefit		12,294,851
Post retirement benefit		3,352,059
Incentives		568,280
Accrued self-insurance expense		211,421
Accrued worker's compensation		7,806
Accrued legal expenses		245
Receivable from clearing broker		2,013,106
National convention		536
Federal net operating loss		12,965,586
Gross DTAs		32,972,729
Less: Valuation allowance	$	13,132,983
Adjusted gross DTAs	$	19,839,746
Deferred tax liabilities		
Capitalized software costs		1,199,386
Assessment fee		350,981
Gross DTLs		1,550,367
Net DTAs (Adjusted gross DTAs less Gross DTLs)	$	18,289,379
Change in Valuation Allowance		
Balance at January 1, net of federal benefit	$	12,714,014
Increase (decrease) in losses carried forward for state income taxes		418,969
Balance at December 31, net of federal benefit	$	13,132,983

A reconciliation of the provision for income taxes computed at the statutory rates compared to the provision for actual income taxes is as follows:

	2023		
		Amount	%
Federal income tax expense at statutory rate	$	(6,455,417)	21.00 %
Increase (decrease) resulting from:			
State income tax, net of federal benefit		71,724	(0.23)%
State valuation allowance change effect		(111,372)	0.36 %
State tax rate change effect		63,750	(0.21)%
Other		71,619	(0.23)%
Net Income tax expense	$	(6,359,696)	20.69 %

4. Income Taxes – continued

The Company has determined that it is more likely than not that future sources of state taxable income will not be sufficient to realize all of the net state deferred tax asset. Therefore, as of December 31, 2023, the Company has recorded a valuation allowance for that portion of the state deferred tax asset, net of federal income taxes, of $13,132,983.

The Company has $61,740,886 of federal net operating loss carryforward with no expiration, and $232,314,929 of state net operating loss carryforwards that have expirations between 2024-2044.

5. Transactions with Affiliates

<u>As of December 31, 2023</u>		
Payable to SFMAIC for income taxes and general and administrative expenses	$	(29,215,460)
Payable to SFMAIC and IPSI for commissions		(4,352,414)
Receivable from SFL for commissions		75,653
Receivable from SFLAAC for commissions		2,569
<u>For the year ended December 31, 2023</u>		
Commissions, general and administrative expenses allocated from SFMAIC		(81,465,876)
Commissions paid to IPSI		(14,797,446)
Commissions earned from SFL		1,531,915
Commissions earned from SFLAAC		52,141
Commissions paid to SFIC		(12,425)

At December 31, 2023, the Company had amounts due to/from SFMAIC and affiliates for commissions, agents' incentives resulting from the sales of variable annuities, variable life products, third party mutual funds, small business retirement plans and 529 Savings Plans, as well as income taxes and general and administrative expenses. Payable to affiliates for commissions includes commissions and incentives due to registered representatives resulting from the sales of variable annuities, variable life products, third party mutual funds, small business retirement plans and 529 Savings Plans. The totality of commissions earned on the sale of SFL and SFLAAC products are payable to the registered representatives in the form of commissions and incentive bonuses, and these are included with variable product commission expenses on the Statement of Operations. In addition, commissions paid to IPSI represent costs associated with an administrative services agreement and a marketing allowance agreement related to the sale of JNL products by the Company's registered representatives. This amount is included within the variable product commission expenses on the Statement of Operations.

The Company and SFL share equally in expenses for fees associated with FINRA registrations, licensing and annual assessments corresponding to the sales of variable annuities, variable life and third party mutual funds including small business retirement plans and 529 Savings Plans. As of December 31, 2023, the Company had a receivable amount of $1,410,991 from SFMAIC related to the expense reimbursement of SFL's portion of those FINRA fees, and is included in the payable to SFMAIC for income taxes and general and administrative expenses above.

The cost of Sales Administrative Specialist/Securities Principal ("SASSP") are included in these expenses which are allocated from SFMAIC. The SASSPs perform reviews of agents' work products and procedures to ensure regulatory compliance.

5. Transactions with Affiliates – continued

Many expenses appearing within the accompanying Statement of Operations are allocated from SFMAIC or other affiliates. The Company, SFMAIC, and State Farm Indemnity Company ("SFIC") are parties to servicing agreements whereby SFMAIC and SFIC provide certain services and office space to the Company. The Company and these affiliates share certain administrative, occupancy, technology, advertising and marketing expenses. The allocation of these expenses is determined through time surveys, percentage of total revenues, full-time employee count and various other methods. The payable to SFMAIC is included in the accompanying Statement of Financial Condition as Payable to Affiliates, net which represents expense allocations net of reimbursement to the Company for the use of its Net Operating Loss ("NOL"). Given relationships with affiliates, the expenses allocated to the Company may not be reflective of the expenses that would have been incurred by the Company on a stand-alone basis. Amounts due to/from SFMAIC and affiliates settle monthly, however, the payable to SFMAIC for the agents' incentives and bonuses is settled once per year. Charges for post-career benefit expenses are allocated from SFMAIC to the Company and are reflected in Salaries and Benefits in the statement of operations.

Further, the Company's income taxes are settled with SFMAIC as disclosed in Footnote 3g.

Additionally, SFIMC made a $7,500,000 capital contribution to the Company on February 23, 2023, and another $40,000,000 capital contribution to the Company on December 20, 2023.

6. Indemnifications and Warranties

In the ordinary course of its business, the Company has entered into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. The maximum exposure to the Company under these provisions is unknown as this would involve future claims that have not yet occurred. Pursuant to the terms of the agreements, the Company has the right to pursue collection or performance from its partners who do not perform under their contractual obligations. However, the Company has not had any prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

7. Securities and Exchange Commission Rule 15c3-3

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraph (k)(2)(ii). In addition, the Company also conducts business activities that are contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 which are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. Accordingly, the Company is not required to submit a computation for the determination of reserve requirements or information relating to possession or control requirements.

8. Risk Disclosures

The Company's activities expose it to a variety of financial risks including, but not limited to, market risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its financial performance. The Company is exposed to market risk since a significant portion of its revenue is generated in the form of 12b-1 fees by providing distribution services as a broker and dealer. This revenue is generally calculated as percentages of financial assets under management which are subject to significant market fluctuation. Any decrease in the level of financial assets under management could negatively impact revenue and total comprehensive income. Changes in bond, equity, derivative, or commodity

8. Risk Disclosures – continued

prices, or in interest or foreign exchange rates could have a negative impact on the assets under management and consequently revenue and total comprehensive income.

The Company is also exposed to capital management risk, as it is potentially dependent on capital infusion from SFL to maintain operations for itself. Such an infusion may be necessary if cash balances are insufficient, which is possible if revenue does not grow as expected and/or expenses are not appropriately managed. Revenue generation is dependent upon financial markets (market risk) as well as new sales, and expenses may be impacted by shareholder activity/retention.

The Company is exposed to regulatory dynamics in numerous ways, including expanding regulatory oversight and increasing regulations on the financial services industry; the introduction of new enforcement regulators; increased financial risk-based examinations; and the costs incurred in responding to regulatory inquiries, exams, etc. and staying abreast of regulatory changes and potential impacts.

9. Regulatory Net Capital Requirement

Pursuant to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1(a)(2)(iv)"), the Company is required to maintain minimum net capital and an allowable ratio of aggregate indebtedness to net capital as defined under this rule. The Company operates under the basic method, which requires minimum net capital, as defined, equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness. At December 31, 2023, the Company had net capital of $41,163,840 which was $38,825,942 in excess of its required minimum net capital. The ratio of aggregate indebtedness to net capital is 0.85 to 1, which is below the maximum allowable ratio of 15 to 1.

10. Contingencies

In the normal course of business, the Company is involved, from time to time, in legal proceedings, arbitration and regulatory investigations, actions and inquiries that are incidental to its operations. The Company accrues potential losses for these matters when it is both probable and reasonably estimable. The aggregate accrued liability may be adjusted from time to time to reflect any relevant developments. Actual results may vary. While the outcome of these matters are inherently uncertain, the Company believes the established liabilities at December 31, 2023 are adequate. The Company believes that the resolution of these matters will not have a material adverse effect on the Company's financial condition.

Pursuant to an agreement between the Company and a clearing broker-dealer, the Company would be required to pay a termination fee in the event either party terminates the agreement within 7 years of the first account being opened. The first account was opened in October 2022. The amount of the termination fee is as follows:

Delivery Date of Notice of Termination	Termination Fee
In year 1	$16,500,000
In year 2	$13,000,000
In year 3	$10,000,000
In year 4	$7,000,000
In year 5	$4,500,000
In year 6	$3,000,000
In year 7	$2,500,000

11. Subsequent Events

Management has evaluated subsequent events for recognition or disclosure through March 14, 2024, the date these financial statements were available for issuance, and determined there were no other subsequent events that required disclosure.

SUPPLEMENTAL INFORMATION

State Farm VP Management Corp.
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2023

Total stockholder's equity	$	72,688,006
Less: Non-allowable assets		30,006,508
Net capital before haircuts on securities positions		42,681,498
Haircuts on securities		
Money Market		1,517,658
Net capital	$	41,163,840
Aggregate indebtedness ("AI")		
Items included in statement of financial condition	$	35,068,450
Total aggregate indebtedness	$	35,068,450
Computation of basic net capital requirement		
Minimum net capital requirement (greater of 6 2/3% of AI or $50,000)	$	2,337,898
Excess net capital	$	38,825,942
Ratio: Aggregate indebtedness to net capital		0.85 to 1

There were no material differences between the above information for determination of net capital requirements and the corresponding information submitted by the Company in Part IIA of their unaudited Form X-17a-5 as of December 31, 2023, as amended on March 13, 2024.

State Farm VP Management Corp.

Computation for Determination of Customer Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Commission December 31, 2023

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under provisions of 17 C.F.R. § 240.15c3-3 k(2)(ii). The Company also conducts business activities that are contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 which are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

There were no material differences between the above information for determination of reserve requirements and the corresponding information submitted by the Company in Part IIA of their unaudited Form X-17a-5 as of December 31, 2023, as amended on March 13, 2024.